Media release

Roche

Basel, 8 July 2004

New phase III study successfully shows that the benefit of Bonviva/Boniva given by injection once every 2 or 3 months is equivalent to daily oral administration

A new approach towards compliance

Roche announced today the results from the first year of a phase III study (DIVA) investigating an intravenous injection of Bonviva/Boniva (ibandronate) with extended intervals between dosages, for the treatment of post menopausal osteoporosis. Both regimens studied (2mg every 2 months and 3mg every 3 months) were at least equivalent to the 2.5 mg daily regimen in increasing spine Bone Mineral Density (BMD). Dosing by intravenous injection is predicted to provide advantages to some patients who would find it helpful for compliance or for tolerance of therapy.

The US Food and Drug Administration (FDA) approved a once-daily formulation of Boniva in May 2003 and the European Commission approval for Bonviva was received in February 2004. A supplemental new drug application for once-monthly Boniva in osteoporosis was submitted to the FDA in May 2004.

"This study demonstrates Bonviva/Boniva given once every two or three months as an injection shows promise in the management of post menopausal osteoporosis. Bonviva/Boniva will be the first intravenous bisphosphonate, and the first monthly oral treatment, giving doctors and patients flexibility and choice in the management of osteoporosis" commented William M. Burns, Head of Roche Pharmaceuticals Division. "We will be sharing these data with the regulatory authorities at the earliest possible opportunity to supplement the oral filings."

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DIVA Study Details

The DIVA[1] (Dosing IntraVenous Administration) is a 2 year multinational study in postmenopausal women that compares the efficacy and safety of the FDA approved oral daily ibandronate regimen with intravenous injections of ibandronate: 2 mg every 2 months and 3 mg every 3 months. DIVA is a non-inferiority study with lumbar spine Bone Mineral Density (BMD) at one year as the primary endpoint. The study is currently ongoing for a second year.

In December 2001, Roche and GSK announced that they would co-develop and co-promote Bonviva/Boniva for the treatment and prevention of postmenopausal osteoporosis in all countries, except Japan.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Note to editors:

- BMD (Bone mineral density), measured by densitometry, gives an accurate and precise measurement of the amount of bone.
- The name "Boniva" has been approved in the US and the name "Bonviva" is approved in Europe

References

[1] Miller P, et al. Rationale for intermittent intravenous ibandronate injections in postmenopausal osteoporosis. Poster, ECCEO, Nice 2003.

Further information

- Osteoporosis: health-kiosk.ch
- Roche: roche.com

GSK: gsk.com